

February 13, 2013

Via E-mail
Ms. Karen J. Wilson
Vice President of Finance
Jazz Pharmaceuticals plc
45 Fitzwilliam Square
Dublin 2, Ireland

Re: **Jazz Pharmaceuticals plc**
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 28, 2012
          File No. 001-33500

Dear Ms. Wilson:

We have reviewed your January 22, 2013 response to our December 21, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business and Financial Overview, page 27

   1.   We acknowledge your response and proposed disclosure to our comment 10. We note that your research and development expense for the years ended 2011, 2010 and 2009 was 9.7%, 22%, and 32%, respectively, of total operating expenses. You also disclose that you expect future research and development expenses to increase. We believe your proposed disclosure lacks context without the amounts incurred for the periods presented. In this regard, in order to provide more insight into how you manage your R&D function, please revise your proposed disclosure to disclose the composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization and may take the form, for example, of separate disclosure for each of your current three pathways (i.e. developing line

extensions, generating additional clinical data for existing products and developing new product candidates).

Notes to Consolidated Financial Statements
Stock Based Compensation, page F-22

2. We acknowledge your response to our comment 3. Please provide us proposed disclosure to be included in future periodic reports that discloses your change in how you estimate expected volatility consistent with your response. Otherwise, please tell us where you made similar disclosure in your interim periodic reports.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant